Exhibit 99.1

MATERIAL CHANGE REPORT
FORM 51-102F3

Item 1.	Name and Address of Company

Algonquin Power & Utilities Corp. (“Algonquin”) 354 Davis Road Oakville, Ontario L6J 2X1

Item 2.	Date of Material Change

November 3, 2017.

Item 3.	News Release

Algonquin issued a news release through Marketwired on November 1, 2017, a copy of which is attached hereto as Schedule A. The news release was also filed on Algonquin’s SEDAR profile at www.sedar.com.

Item 4.	Summary of Material Change
Al

On November 1, 2017, Algonquin announced that it had entered into (a) a memorandum of understanding to create a joint venture (“AAGES”) with Seville, Spain-based Abengoa, S.A. (“Abengoa”) to identify, develop, and construct clean energy and water infrastructure assets with a global focus.

Concurrently with the agreement to create the AAGES joint venture, Algonquin has entered into a definitive agreement to purchase from Abengoa a 25% equity interest in Atlantica Yield plc (“Atlantica”) for a total purchase price of approximately US$608 million or US$24.25 per ordinary share of Atlantica plus a contingent payment of up to US$0.60 per-share payable two years after closing, subject to certain conditions.  The 25% equity interest in Atlantica is anticipated to be held directly by the AAGES joint venture or a subsidiary thereof (the “Purchaser Assignee”) following closing.  The purchase price will be advanced by Algonquin to the Purchaser Assignee in the form of a US$5 million contribution and a US$600 million loan (the “AAGES Loan”).  The AAGES Loan will be exchangeable, at any time at Algonquin’s option, and upon maturity at the option of Algonquin or the Purchaser Assignee, for the Atlantica shares held by the Purchaser Assignee.  The AAGES Loan will bear interest at a variable rate equal to the dividends payable on the associated Atlantica shares and all other payments received on or proceeds of any Atlantica shares or the sale or disposition thereof must be used to prepay the AAGES Loan.

The transaction is expected to close in the first quarter of 2018.  Closing is subject to a number of conditions, including obtaining regulatory approvals, consents of lenders of Abengoa and ACIL Luxco 1, S.A.,  the entering into of a shareholders’ agreement, rights of first offer agreements between Algonquin and Atlantica and AAGES and Atlantica, a construction project transfer agreement providing rights to AAGES to acquire certain projects under construction by Abengoa, and customary closing conditions. No shareholder approvals are required.

On November 1, 2017, Algonquin also announced that it had entered into an agreement with a syndicate of underwriters (the “Underwriters”) under which the Underwriters have agreed to buy, on a bought deal basis, 37,800,000  common shares (the “Common Shares”) of Algonquin at a price of $13.25 per Common Share for gross proceeds of $500,850,000 (the “Offering”). Net proceeds of the Offering are expected to be used, in part, to finance the Atlantica Investment. The Common Shares will be offered to the public in Canada by way of a prospectus supplement to Algonquin’s short form base shelf prospectus dated March 17, 2017.

Item 5.	Full Description of Material Change
Reference is made to the press release attached as Schedule A hereto.
Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102
This report is not being filed on a confidential basis.
Item 7.	Omitted Information
Not applicable.
Item 8.	Executive Officer
For further information please contact David Bronicheski, Chief Financial Officer of Algonquin, at (905) 465-4500.
Item 9.	Date of Report

November 3, 2017.

SCHEDULE A

Algonquin Power & Utilities Corp. to Form Global Clean Energy and Water Infrastructure Joint Venture and to Purchase 25% Interest in Atlantica Yield plc for US $608 Million

•	Creation of international project development joint venture combines core competencies of Algonquin and Abengoa, S.A.

o	Near-term development opportunities from Abengoa construction projects representing expected equity investment opportunity of ~US $300 million

•
Interest in cash flows from Atlantica’s portfolio of long-term contracted clean energy and water infrastructure assets expected to be immediately accretive to Algonquin’s key financial and operating metrics

o	Pre-emptive option for additional capital investment by APUC in Atlantica arising from the current right of first offer pipeline representing equity investment of ~US $800 million

OAKVILLE, ON, Nov. 1, 2017 - Algonquin Power & Utilities Corp. (TSX: AQN, NYSE: AQN) (“APUC” or “Algonquin”) announced today that it has entered into an agreement to create a joint venture (“AAGES”) with Seville, Spain-based Abengoa, S.A. (MCE: ABG) (“Abengoa”) to identify, develop, and construct clean energy and water infrastructure assets with a global focus.

Concurrently with the creation of the AAGES joint venture, APUC has entered into a definitive agreement to purchase from Abengoa a 25% equity interest in Atlantica Yield plc (NASDAQ: ABY) (“Atlantica”) for a total purchase price of ~US $608 million, based on a price of US $24.25 per ordinary share of Atlantica plus a contingent payment of up to US $0.60 per-share payable two years after closing, subject to certain conditions.  The transaction is expected to close in the first quarter of 2018, subject to regulatory approvals and other closing conditions. No shareholder approvals are required.

“The formation of the AAGES joint venture with Abengoa and our investment in Atlantica are important first steps of Algonquin’s strategy to enter markets outside of Canada and the United States,” commented Ian Robertson, Chief Executive Officer of APUC. “AAGES provides a unique opportunity for APUC to grow in selected international markets with a proven, experienced partner, and to access a deep pipeline of new opportunities which will create enduring value for our shareholders. The investment in Atlantica is expected to be immediately accretive, complementary to our existing portfolio, and further supports our long-term dividend growth objectives.”

Atlantica owns and operates a geographically diverse, long-term contracted portfolio of 21 facilities representing 1.7 GW of clean power generating capacity, 1,770 kilometers of electric transmission lines, and two desalination plants in selected global markets including North America, South America, Europe and Africa.  APUC’s commitment to Atlantica is expected to strengthen Atlantica’s prospects through the addition of new assets, thereby accelerating the growth of its cash available for distribution. The projects expected to be undertaken by AAGES under a new right of first offer agreement represent an important source of future growth for Atlantica.

Strategic Rationale

The strategic rationale underlying the transaction includes:

•
New joint venture to be the cornerstone of APUC’s International development plans – The AAGES joint venture with Abengoa represents a new clean energy and water infrastructure development platform and offers a balanced approach to global expansion for APUC.

o	Significant Near-Term Opportunities: AAGES’ priority is expected to be placed on completing near-term construction projects that closely align with APUC’s criteria for international development.

o
Capitalizes on Core Competencies of Partners: In the pursuit of further international expansion, AAGES will capitalize on Abengoa’s broad international presence and expertise in key global markets and Algonquin’s depth of project development experience.

•	The investment in Atlantica is aligned with APUC’s objective of delivering stable and growing cash flows to shareholders -

o
Diverse Portfolio of Long-Term Contracted Assets: Atlantica’s portfolio of assets is fully contracted[1], with an average off-take contract life of 21 years[2], and its operations are diversified both by region and by asset type.

o
Accretive to APUC Financial Metrics: The cash flows from the interest in Atlantica are expected to provide immediate accretion to APUC, representing mid-single digit EPS percentage accretion over the coming three to four years.

o
Significant Growth Consistent with APUC Strategy: APUC is granted the right to pre-emptively participate in equity issuances by Atlantica related to the current right of first offer pipeline of ~US $800 million and AAGES supported construction-stage assets of ~US $300 million.

•
Important new asset class exposure – Through its investment in Atlantica and the AAGES joint venture, APUC will gain exposure to the increasingly important energy storage sector through concentrating solar and to solutions that address the global need for water desalination capacity.

Financing of the Transaction

APUC will purchase a 25% interest in Atlantica based on a per-share price of US $24.25 plus a contingent payment of up to US $0.60 per-share payable two years after closing subject to certain conditions. The total investment cost of ~US $608 million will be partially financed through a concurrent bought deal $500 million common equity offering of APUC shares, and debt or preferred shares issued consistent with APUC’s capital structure and target credit metrics. In connection with the proposed transaction, APUC expects no changes to its BBB (stable) credit rating by S&P.

1 Regulated in the case of Spain
2 As of December 31, 2016

Advisors

Raymond James Ltd. acted as lead financial advisor and Scotia Capital also acted as financial advisor to APUC.  Husch Blackwell and Pinsent Masons acted as legal advisors to APUC.

Teleconference Call

APUC will host a conference call for investors and analysts at 5:00 p.m. Eastern Time on Wednesday, November 1, 2017 to discuss the Transaction.

Conference call details:
Date: Wednesday, November 1, 2017
Start Time: 5:00 p.m. Eastern Time
Phone Number: Toll free within North America: 1-866-769-3843 or Toronto: 437-828-0101
Conference ID: Please ask to join the Algonquin Power & Utilities Corp. conference call
Presentation Access: http://services.choruscall.ca/links/algonquinpower20171101.html

For those unable to attend the live call, a digital recording will be available for replay two hours after the call by dialing 1-855-669-9658 or 1-604-674-8052, access code 1850, from November 1, 2017 until November 15, 2017.  The webcast presentation will remain accessible via the URL above or APUC’s website at www.AlgonquinPowerandUtilities.com.

About Algonquin Power & Utilities Corp.

APUC is a diversified generation, transmission and distribution utility with over $10 billion of total assets in the United States and Canada representing more than 1,250 MW of installed capacity. Through its two business groups, APUC provides rate regulated natural gas, water, and electricity generation, transmission, and distribution utility services to over 750,000 customers in the United States, and is committed to being a global leader in the generation of clean energy through its portfolio of long-term contracted wind, solar and hydroelectric generating facilities. APUC delivers continuing growth through an expanding pipeline of renewable energy development projects, organic growth within its rate regulated generation, distribution and transmission businesses, and the pursuit of accretive acquisitions. Common shares and preferred shares are traded on the Toronto Stock Exchange under the symbols AQN, AQN.PR.A, and AQN.PR.D.  APUC's common shares are also listed on the New York Stock Exchange under the symbol AQN.

Visit APUC at www.AlgonquinPowerandUtilities.com and follow us on Twitter @AQN_Utilities.

Caution Regarding Forward-Looking Information

Certain statements included in this news release contain information that is forward-looking within the meaning of applicable securities laws, including information and statements regarding APUC’s proposed indirect acquisition of Atlantica ordinary shares, the completion of the proposed transactions, benefits of the proposed transactions, including the investment in Atlantica and the joint venture with Abengoa. These statements are based on factors or assumptions that were applied in drawing a conclusion or making a forecast or projection, including assumptions based on historical trends, current conditions and expected future developments. Since forward-looking statements relate to future events and conditions, by their very nature they require making assumptions and involve inherent risks and uncertainties. APUC cautions that although it is believed that the assumptions are reasonable in the circumstances, these risks and uncertainties give rise to the possibility that actual results may differ materially from the expectations set out in the forward-looking statements. Material risk factors include those set out in the management's discussion and analysis section of APUC's most recent annual report, quarterly report, and APUC's Annual Information Form. Given these risks, undue reliance should not be placed on these forward-looking statements, which apply only as of their dates. Other than as specifically required by law, APUC undertakes no obligation to update any forward-looking statements or information to reflect new information, subsequent or otherwise.

Investor Enquiries, please contact:

Ian Tharp
Vice President, Investor Relations
Algonquin Power & Utilities Corp.
905-465-6770
Ian.Tharp@apucorp.com

Media Enquiries, please contact:

Alison Holditch
Investor Relations and Communications Specialist
Algonquin Power & Utilities Corp.
905-465-6748
Alison.Holditch@apucorp.com